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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFSTX,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Times Square, 10th Floor
(No. and Street)

NYC	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JIMMY RONNKVIST 646-690-0586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

One Manhattan West	NY	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NFSTX, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer

DocuSigned by:
Linda Crane
EC81CFB680FF435...
Signature

Principal Financial Officer
Title

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without notarization

This filing contains (check all applicable boxes):**

- ✓ (a) Statement of financial condition.
- ✓ (b) Notes to consolidated statement of financial condition.
- ○ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ○ (d) Statement of cash flows.
- ○ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ○ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ○ (g) Notes to consolidated financial statements.
- ○ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ○ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ○ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ○ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ○ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ○ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ○ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ○ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ○ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ✓ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ○ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ○ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ○ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ✓ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ○ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ○ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ○ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

- (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- (z) Other: ____
- ***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition

NFSTX, LLC
December 31, 2021
With Report of Independent Registered Public Accounting Firm

NFSTX, LLC

Statement of Financial Condition

December 31, 2021

Contents

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member of NFSTX, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NFSTX, LLC (the "Company") as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

March 15, 2022

NFSTX, LLC

Statement of Financial Condition

December 31, 2021

Assets		
Cash	$	12,031,360
Prepaid expenses and other assets		18,696
Total assets	$	12,050,056
Liabilities and member's equity		
Liabilities:		
Other liabilities	$	2,800
Payable to Nasdaq, Inc.		2,367,244
Total liabilities	$	2,370,044
Member's equity		9,680,012
Total liabilities and member's equity	$	12,050,056

See accompanying notes to the Statement of Financial Condition.

1. Nature of Business

NFSTX, LLC ("NFSTX" or the "Company"), formerly known as SMTX, LLC, is a wholly owned subsidiary of Nasdaq Fund Secondaries, LLC ("NFS"), a wholly owned subsidiary of Nasdaq, Inc. (Nasdaq). NFSTX was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York. The Company's primary business is acting as an intermediary to facilitate private non-capital raising transactions, and may act as paying agent in connection with settlement of such transactions. The Company amended its Continuing Membership Application with Financial Industry Regulatory Authority ("FINRA") in November 2021 to operate an alternative trading system involving primary and secondary transactions in securities registered under the Investment Company Act of 1940 or the Securities Act of 1933 and unregistered securities. The Company manages and operates their business as one reportable segment.

The Company is registered as a broker-dealer and alternative trading system with the Securities and Exchange Commission ("SEC"), and is a FINRA and Securities Investor Protection Corporation member organization. The Company is subject to regulation by the SEC, FINRA, and the various state securities regulators.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in The Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Substantially all our revenues are considered to be revenues from contracts with customers. We do not have obligations for warranties, returns or refunds to customers. For the contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. We do not provide disclosures about transaction price allocated to unsatisfied performance obligations if contract durations are less than one year.

Transaction management services revenue is generated when the Company provides the intermediary services described above. Revenue is typically recognized on the settlement date for the customer transaction, which is the date that the Company determined that they met their identified performance obligations related to these transactions.

Interest income consists of interest earned on the Company's cash and is recognized on an accrual basis.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. The Company held no cash equivalents at December 31, 2021. The Company's cash is held by one financial institution in an interest-bearing account which, at times, may exceed federally insured limits. At December 31, 2021, the Company had cash of $12,031,360.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2021, the Company did not hold any customer funds.

Accounts Receivable

Receivables represent revenue earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for uncollectible accounts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated by business segment and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts to reduce the receivable to the amount we reasonably believe will be collected. Accounts receivable are written-off against the reserve for bad debts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for bad debts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), our estimates of recoverability could be reduced by a material amount.

Income Taxes

The Company is a single-member limited liability company and is not subject to federal and state income taxes. The Company's operating results are included in the federal, state and local income tax returns filed by the Parent. Nasdaq federal income tax return for the years 2018 through 2020 is subject to examination by the Internal Revenue Service ("IRS"). Several state tax returns are currently under examination by the respective tax authorities for the years 2012 through 2019.

3. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets.

At December 31, 2021, $2,367,244 was recorded in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with the Nasdaq's intercompany settlement policy. The Company records all transactions to and from affiliates subject to the netting arrangement into a single account.

In April 2021, the Company paid a dividend of $9,000,000 to the parent.

4. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). The Company calculates its excess net capital using the alternate method. At December 31, 2021, the Company's net capital was $9,661,316 which was $9,411,316 in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). The Company does not hold customer funds or safekeep customer securities. The Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of NFSTX, LLC" for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies.

5. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held to be delayed or limited.

6. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, and Prepaid expenses and other assets approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Payable to Nasdaq, Inc., and other liabilities, are reported at their contractual amounts, which approximate fair value.

7. Subsequent Events

The Company has evaluated all subsequent events through March 15, 2022, the date as of which The Statement of Financial Condition is available to be issued, and has determined that no subsequent events have occurred that would require disclosure in The Statement of Financial Condition or accompanying notes.

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

To the Member and Management of NFSTX, LLC

We have reviewed management's statements, included in the accompanying NFSTX, LLC 15c3-3 Exemption Report, in which (1) NFSTX, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 15, 2022

Nasdaq

NFSTX, LLC
15c3-3 Exemption Report

NFSTX, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Linda Crane, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:
Linda Crane
EC81CFB680FF435...
Linda Crane
Chief Financial Officer
NFSTX, LLC

March 15. 2022
Date

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of NFSTX, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of NFSTX, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2021. As a result of applying the procedures, we identified that the Total Revenue in the SIPC-7 was greater than the audited financial statements by $2,800.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed. As a result of applying the procedure, we identified an overpayment of $4 due to the finding identified in procedure 2 above.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

March 15, 2022

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NFSTX, LLC
4 Times Square
151 West 42nd Street, 27th Floor
New York, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$13,226
B.	Less payment made with SIPC-6 filed (**exclude interest**) 7/27/21 Date Paid	(13,078)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	148
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$148

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $148

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMTX, LLC
or other organization)

DocuSigned by:
Linda Crane
EC81CFB680FF435...
ure)

Dated the 11 day of February, 20 22.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ______________
and ending ______________

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,965,462
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	148,365
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______________	
Enter the greater of line (i) or (ii)	
Total deductions	148,365
2d. SIPC Net Operating Revenues	$ 8,817,097
2e. General Assessment @ .0015	$ 13,226

(to page 1, line 2.A.)